June 13, 2025

Ezra T. Ernst
President and Chief Executive Officer
XWELL, Inc.
254 West 31st Street, 11th Floor
New York, NY 10001

        Re: XWELL, Inc.
            Amendment No. 2 to Registration Statement on Form S-3
            Filed June 3, 2025
            File No. 333-284768
Dear Ezra T. Ernst:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-3 filed June 3, 2025 Cover Page

1. Please revise your prospectus cover page to further explain how you calculated the
       32,703,889 shares of common stock that you are registering here. Your revisions should explain the calculations for each of the Preferred Shares, Warrants, and
       Dividend Shares. With respect to Preferred Shares, please also revise to include the floor price of $0.167 and acknowledge that the first issuance of such shares could occur as soon as July 1, 2025.
 June 13, 2025
Page 2
Risk Factors
Substantial future sales or other issuances of our Common Stock could depress the market..., page 13

2. Please revise this risk factor to acknowledge that the issuance and sale of common stock in this offering is likely to further depress your stock price, which would make it more difficult to regain compliance with Nasdaq's Minimum Bid Price Rule and may also increase the likelihood that you implement a reverse stock split to remain listed on Nasdaq.

       Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Alla Digilova